EXHIBIT 21.1

Subsidiaries

Name of Subsidiary	Jurisdiction
Heat Biologics I, Inc.	Delaware
Heat Biologics III, Inc.	Delaware
Heat Biologics IV, Inc.	Delaware
Heat Biologics GmbH.	Germany
Heat Biologics Australia Pty LTD	Australia
Zolovax, Inc.	Delaware